02049733

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C, 20549
U.S.A.

82-4683

SUPPL

August 20, 2002

SEC MAIL PROCESSING
RECEIVED
SEP 03 2002
WASH, D.C. 180 SECTION

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Releases. March 21, concerning the Annual General Meeting in Castellum AB. April 11, concerning investments in and sale of properties. April 22, concerning the company's Interim Report for the first quarter 2002. June 3, concerning investments in and sale of properties. June 12, concerning building an infomedia house for Elanders. August 14, concerning the company's Half-year Report for 2002.

PROCESSED
SEP 11 2002
THOMSON
FINANCIAL

Very truly yours,
CASTELLUM AB

Håkan Hellström
p.p. Gun Åberg

dlo 9/6

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

PRESS RELEASE

Gothenburg, March 21, 2002

Annual General Meeting in Castellum AB

At the Annual General Meeting in Castellum AB on March 21st, 2002, the Board of Directors' proposal of a dividend of SEK 6.50 was confirmed. Tuesday March 26th, 2002 was decided as record day for dividend.

The AGM decided to re-elect Jan Kvarnström, Mats Israelsson, Lars-Erik Jansson, Gunnar Larsson, Stig-Arne Larsson and Göran Lindén to the Board of Directors.

The AGM decided to authorize the Board – in order to adjust the company's capital structure – if required until the next AGM, to be able to purchase own shares corresponding to a maximum of 10 percent of all shares in the company. In addition the AGM decided to authorize the Board, until the next AGM – in order to adjust the company's capital structure – to be able to transfer all own shares held by the company.

At the board meeting following election Mr. Jan Kvarnström was re-elected as chairman.

Castellum, which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises commercial premises as well as residential housing, amounts to 2.3 million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on the Stockholm Exchange O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, tel +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, tel +46 31 60 74 00 / mobile +46 705-60 74 56

PRESS RELEASE

Gothenburg, April 11, 2002

Castellum invests for SEKm 260 and sells for SEKm 77 with a capital gain of SEKm 17

The Real Estate Company Castellum has, through its local subsidiaries, acquired and decided to investments in properties at a total of about SEK 260 million. In all seven properties was disposed of at a total of SEK 77 million with a capital gain of SEK 17 million.

Eklandia Fastighets AB has sold a residential property of 2,685 sq.m. in the district Kålltorp in eastern Gothenburg to a new tenant-owners' association. The sales price amounted to SEKm 28 with a capital gain of SEKm 9.

In western Småland the subsidiary Fastighets AB Corallen has disposed of five properties at a total of SEKm 47 with a capital gain of SEKm 7. The disposal comprise the two remaining residential properties in Värnamo of 892 respectively 3,061 sq.m. The sales price amounted to SEKm 26. Furthermore Corallen have sold a warehouse and industrial property of 1,712 sq.m. in Gislaved at a total of SEKm 4. Corallen has also sold a combined warehouse and office property of 6,405 sq.m. in Jönköping and a office property of 906 sq.m. in Vämamo at a sales price of SEKm 13 respectively SEKm 4.

Fastighets AB Briggen has made a disposal of a smaller residential property in Helsingborg at a sales price of SEKm 2.

Of the above mentioned disposals at a total of SEKm 77 with a capital gain of SEKm 17 the sum of SEKm 60 respectively SEKm 9 will be accounted during the first quarter 2002. The rest will be accounted during the second quarter.

During April the subsidiaries Harry Sjögren AB and Eklandia Fastighets AB, in one transaction, acquired five properties with a total of 33,000 sq.m in Greater Gothenburg at a total of SEKm 172. The acquision comprise two office properties of 15,100 respectively 8,000 sq.m. in the western part of Högsbo working area, one office property of 4,700 sq.m. in Åbro working area in connection to E6 and Söderleden, one office and enterprise property of 3,300 sq.m. on Ringön nearby Göta älv, also including a building right of about 3,000 sq.m. and one warehouse and industrial property of 1,900 sq.m. situated in Varla industrial area in connection to the north exit from E6-highway to Kungsbacka. The acquired properties will be valuable complements to the other holdings in respectively area. The actual economic occupancy rate for the acquired properties is about 65 %.

During April Corallen has acquired an office property of 5,665 sq.m in Växjö at a total of SEKm 55. The property has an excellent location close to Stortorget.

Along Söderleden in Mölndal, Harry Sjögren AB owns a property that's including a building right of about 3,400 sq.m. lettable area. The company will build a property that includes office, exhibition/retail and warehouse premises. About 80 % of the total lettable area are contracted. The investment is estimated to a total of around SEKm 30.

Castellum,which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises commercial premises as well as residential housing, amounts to 2.3 million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsen (Stockholm Exchange) O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, Phone +46 31 60 74 00 / mobile +46 705-92 06 70.
Håkan Hellström, CFO/deputy CEO, Phone +46 31 60 74 00 / mobile +46 705-60 74 56.

PRESS RELEASE

Gothenburg, April 22, 2002

Income from property management continued strong during the first quarter

- **Net income after tax for the period amounted to SEK 162 million equivalent to earnings per share of SEK 3.95 – an increase by 27 % compered with the first quarter previous year.**
- **Income from property management improved 20 % to SEK 110 million equivalent to SEK 2.68 per share.**
- **During the period, 15 properties were sold at a total of SEK 305 million with a capital gain of SEK 113 million.**

The income from property management, i.e. the net income excluding capital gains from property sales and tax, amounted to SEK 110 million, equivalent to SEK 2.68 per share, which is an improvement of 20 % compared with the same period previous year. The improvement has been achieved mainly through increased rental levels and effects of realized investments.

During the period January-March 2002, properties were sold for a total of SEK 305 million, with a capital gain of SEK 113 million compared with SEK 83 million during the corresponding period previous year. The investments during the period amounted to SEK 182 million compared with SEK 444 million during January-March 2001.

The net income after tax for January-March 2002 amounts to SEK 162 million compared with SEK 128 million during the corresponding period previous year. Earnings per share were SEK 3.95. The cash flow from property management exclusive of capital gain from property sales was SEK 138 million equivalent to SEK 3.37 per share.

— "The positive earnings trend in our current management goes on", comments Castellum's CEO, Lars-Erik Jansson. "Continuing good net leasing and good outcome on renegotiations carried out during the period shows a stabile and positive rental market on Castellum's market sections", adds Lars-Erik Jansson.

Enclosed: Interim Report January-March 2002

Castellum, which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises mainly commercial properties, amounts to 2.3 million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on the Stockholm Exchange O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



Between Borås and Landvetter/Gothenburg airport, in Viareds working area, a new warehouse and office property of 5,500 sq.m. is completed. A long-term lease contract has been signed and a new tenant has started moving in.

Interim Report January-March 2002

Interim Report January-March 2002

Castellum is one of the major, listed real estate companies in Sweden operating solely in the property sector. The real estate portfolio consists entirely of Swedish properties, mainly commercial premises, and is geographically concentrated in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen.

- Net income after tax for the period amounts to SEK 162 million, equivalent to a profit of SEK 3.95 per share – an increase by 27 % compared to the first quarter the previous year.
- Income from property management improved 20 % to SEK 110 million equivalent to SEK 2.68 per share.
- During the period 15 properties were sold for a total of SEK 305 million with a capital gain of SEK 113 million.

Data per share

SEK	2002 Jan-March	2001 Jan-March	2001	2000	1999	1998	1997
Income after tax	3.95	3.12	10.39	8.49	6.56	5.24	4.20
Change		*+27 %*		*+22 %*	*+29 %*	*+25 %*	*+25 %*
Income property management	2.68	2.24	10.68	8.60	6.92	5.50	4.74
Change		*+20 %*		*+24 %*	*+24 %*	*+26 %*	*+16 %*
Cash flow prop. management	3.37	2.90	13.32	10.72	8.70	7.14	6.30
Change		*+16 %*		*+24 %*	*+23 %*	*+22 %*	*+13 %*
Dividend			6.50	5.50	4.50	3.50	2.75
Change				*+18 %*	*+22 %*	*+29 %*	*+27 %*

Operations and strategy

Castellum's strategy is to focus operations on cash flow and earnings growth. These provide the preconditions for good, long-term asset growth in the company, while shareholders can be offered a dividend competitive with comparable investment options. Castellum´s overall strategy for growth is based on:

- The acquisition and new construction of properties with development potential.
- Improved net operating income through adding value to properties, increased rental income and cost-effective management.
- The sale of properties to which no further value can be added by the company's management.

Castellum's income will therefore consist both of profits on operating activities, where efficiency is measured in terms of income from property management by share, and capital gains from property sales. The objective is to report capital gains from property sales of at least SEK 80-100 million per year.

The real estate portfolio shall largely consist of commercial properties with office/retail and flexible warehouse/industrial premises concentrated in selected towns and locations.

All investments, irrespective of whether they relate to existing properties, new acquisitions or new construction will show a positive cash flow and return within 1-2 years after full interest charges and depreciation and will have the potential for future asset growth.

Castellum's capital structure, in the long term, will be such that visible equity/assets ratio will amount to at least 30 % and the interest coverage ratio will not fall below 200 %. Castellum's dividend policy means that at least 50 % of the year's result will constitute a dividend. Consideration will however be given to the company's investment plans, consolidation needs, liquidity and its position as a whole.

Castellum's strategic choice is to manage its properties in a small-scale organisation with locally managed subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.



Income, costs and results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparisons are made with the end of previous year. For definitions see Castellum's website www.castellum.se

Income from property management during the period, i.e. net income excluding capital gains from property sales and tax, amounted to SEK 110 million (92), equivalent to SEK 2.68 (2.24) per share. Improvement per share of 20 % has been achieved through management improvements, such as increased rental income and realized investments. On average, the improvement has amounted to 22 % per year since the company was listed in 1997.

Income from property management per share, SEK



Isolated quarter, bars
Rolling annual value, line
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
1997
1998
1999
2000
2001
2002

Cash flow from property management totalled SEK 138 million (119), equivalent to SEK 3.37 (2.90) per share – an improvement of 16 % against corresponding period previous year.

Net income for the period was SEK 162 million (128), representing earnings per share of SEK 3.95 (3.12) – an improvement of 27 %.

Rental income

Group rental income for the period was SEK 415 million (383). For office and retail properties, the average contracted rental level, incl. heating and real estate tax, amounts to SEK 1,022 per square metre, a rise of about 6 % for corresponding units compared with the same period previous year. For warehouse and industrial properties, the corresponding rental level is SEK 554 per square metre, which is an increase of about 3 %. The increase of rental levels can chiefly explains by the previous year's renegotiations and the indexation due to inflation the previous year.

Of the contracts renegotiated during the first quarter 2002, around 40 % have been extended whilst a smaller proportion have been terminated for moving out. Remaining renegotiations have brought about increased rental levels of on average 13 %.

The economic occupancy rate for warehouse and industrial properties has increased since turn of the year to 91.5 %. The occupancy rate for office and retail properties witch amounted to 92.6 % is at a lower rate than earlier, partly due to adjustments in the portfolio.

Net leasing (i.e. gross leasing minus contracts terminated) during the period has continued well, which means increased rental income of SEK 17 million (25) on an annual basis.

The table on page 6 shows both the rental levels and the occupancy rates for both property categories and local markets.

Castellum has a wide risk spread in the commercial lease portfolio. The group has around 3 200 commercial leases, with a spread over many sectors and duration's.

The first quarter of 2002 can be characterised by a cautious optimism. Activities on the rental market have been at a high level witch gross as well as net leasing, during the period, confirms. Continuing the leasing process takes relatively long time. Added to this, renegotiations carried out during the period shows stabile rent levels on Castellum's market sections.

Property costs

Property costs amounted to SEK 160 million (149) corresponding to SEK 265 per square metre (256). The level of property costs, which are considered to be at a normal level for the business, are dependent on the weather, which means that they vary between both different years and seasons of the year.

Net operating income before depreciation

Net operating income before depreciation was SEK 255 million (234), equivalent to a yield of 9.1 % (8.8).

Yield



10 %
9 %
8 %
7 %
6 %
5 %
6.7 %
7.5 %
8.1 %
8.4 %
8.9 %
9.1 %
1997
1998
1999
2000
2001
2002

Depreciation

Castellum's depreciation amounted to SEK 28 million (27). Depreciation consists mainly of 1 % depreciation in buildings.

Sale of properties

Castellum's strategy for growth includes selling "mature" fully let properties that cannot be given further value added through administration.

During the period, 15 properties (8) were sold for a total of SEK 305 million (223), with a capital gain of SEK 113 million (83). Of the sales during the period, 11 related to residential properties, entered at SEK 127 million and sold at a capital gain of SEK 58 million.

Central administrative expenses

Central administrative expenses were SEK 13 million (15). This includes costs for a profit and share price related incentive programme for senior management of SEK 0 million (2).

Net financial items

Net financial items were SEK –104 million (–100). The average interest rate level during the period was 5.8 %.

Tax

Because of the opportunity to carry out fiscally accelerated depreciation on the property portfolio and to use existing losses brought forward, there is no taxable result and therefore no paid tax costs. There is however a non cash flow affecting deferred tax cost of SEK 61 million (47) chiefly referring to the fiscally accelerated depreciation of the year and used tax losses brought forward. Remaining tax losses brought forward can be estimated to SEK 0.8 billion.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated working areas with good communications and services in larger towns. Castellum's remaining residential properties are located in central attractive sites mainly in Gothenburg and Helsingborg.

Investments and sales

During the period the following changes in the real estate portfolio have occurred.

Changes in real estate portfolio

	Book value SEKm	Number
Real estate portfolio 01-01-2002	12 176	526
+ Acquisitions	2	1
+ *Investments in existing properties*	180	–
– Sales	– 192	– 15
– Depreciation	– 27	–
Real estate portfolio 31-03-2002	12 139	512

During the period investments totalling SEK 182 million (444) were made, of which SEK 2 million (132) were acquisitions and SEK 180 million (312) investments in existing properties. Of the total investments, SEK 66 million related to Greater Stockholm, SEK 62 million to the Öresund Region, SEK 30 million to Greater Gothenburg, SEK 19 million to Mälardalen and SEK 5 million to western Småland.

The larger completed project as well as ongoing projects are shown in the following table.

Investment

SEKm	Up to 31 March, 2002	Remaining	To be completed
Completed projects			
Forskaren, Lund	245	–	Quarter 1, 2002
Vimpeln, Uppsala	40	–	Quarter 1, 2002
Trucken, Borås	26	–	Quarter 1, 2002
Ongoing projects			
Ekenäs, Stockholm	210	10	Quarter 1 – 2, 2002
Hälsingland, Malmö	60	20	Successively during 2002
Citygallerian/Hansacompagniet, Malmö	80	30	Quarter 2 – 4, 2002
Anisen, Gothenburg	–	32	Quarter 1, 2003

Real estate portfolio as at 31 March 2002 (List of properties see www.castellum.se)

	No. of properties	Area sq.m.	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Operating expenses, maintenance SEKm	*Operating expenses, maintenance SEK/sq.m.*	Net operating income SEKm	Yield
Office/Retail												
Greater Gothenburg	60	251	2 028	*8 077*	66	*1 054*	95.1 %	63	17	*263*	46	9.1 %
Öresund Region	34	192	1 609	*8 365*	55	*1 136*	92.6 %	51	15	*307*	36	8.9 %
Greater Stockholm	36	230	1 480	*6 440*	68	*1 181*	92.3 %	63	22	*382*	41	11.0 %
Western Småland	27	141	697	*4 939*	28	*807*	89.2 %	25	9	*273*	16	9.0 %
Mälardalen	40	178	971	*5 468*	36	*817*	91.6 %	33	11	*241*	22	9.3 %
Sum office/retail	**197**	**992**	**6 785**	***6 840***	**253**	***1 022***	**92.6 %**	**235**	**74**	***297***	**161**	**9.5 %**
Warehouse/Industrial												
Greater Gothenburg	79	388	1 499	*3 859*	54	*556*	92.9 %	50	13	*132*	37	9.9 %
Öresund Region	32	205	593	*2 897*	28	*549*	91.0 %	26	8	*163*	18	11.6 %
Greater Stockholm	29	165	626	*3 804*	30	*736*	93.9 %	28	9	*237*	19	11.9 %
Western Småland	38	203	440	*2 161*	21	*401*	88.2 %	18	4	*76*	14	12.9 %
Mälardalen	24	121	356	*2 931*	17	*566*	87.8 %	15	4	*120*	11	12.8 %
Sum warehouse/industrial	**202**	**1 082**	**3 514**	***3 246***	**150**	***554***	**91.5%**	**137**	**38**	***142***	**99**	**11.2 %**
Residential												
Gothenburg	37	54	326	*6 066*	12	*884*	98.7 %	11	5	*389*	6	8.0 %
Helsingborg	22	68	470	*6 904*	15	*868*	98.3 %	15	6	*347*	9	7.3 %
Other 2 towns	4	11	90	*8 134*	3	*1 155*	91.6 %	3	1	*337*	2	8.9 %
Sum residential	**63**	**133**	**886**	***6 668***	**30**	***898***	**97.7 %**	**29**	**12**	***363***	**17**	**7.7 %**
Sum	**462**	**2 207**	**11 185**	***5 067***	**433**	***785***	**92.6 %**	**401**	**124**	***225***	**277**	**9.9 %**
Leasing and property administration costs									22	*40*	– 22	– 0.8 %
Net operating income/yield after leasing and property administration costs									**146**	***265***	**255**	**9.1 %**
Development projects	18	121	816	–	12	–	–	8	5	–	3	–
Undeveloped land	32	–	138	–	–	–	–	–	–	–	–	–
Total	**512**	**2 328**	**12 139**	**–**	**445**	**–**	**–**	**409**	**151**	**–**	**258**	**–**

The above table relates to the properties owned by Castellum at the end of the period. The discrepancy between the net operating income of SEK 258 million accounted for above and the net operating income of SEK 255 million in the income statement is explained by the deduction of the net operating income of SEK 3 million on properties sold during the period, as well as the adjustment of the net operating income of SEK 6 million on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

Rental value, by property type excl. projects


Office/Retail 58 %
Warehouse/ Industrial 35 %
Residential 7 %

Rental value, by geographical area excl. projects


Greater Gothenburg 30 %
Öresund Region 23 %
Western Småland 12 %
Greater Stockholm 23 %
Mälardalen 12 %

Property-related ratios

	2002 Jan-March	2001 Jan-March	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	785	731	747	694	665	656	641
Economic occupancy rate	92.6 %	92.8 %	93.0 %	92.4 %	91.3 %	89.7 %	88.6 %
Property costs, SEK/sq.m.	265	256	237	225	231	248	261
Net operating income, SEK/sq.m.	462	422	457	416	376	342	307
Yield	9.1 %	8.8 %	9.1 %	8.9 %	8.4 %	8.1 %	7.5 %
Book value, SEK/sq.m.	5 067	4 793	4 994	4 694	4 470	4 211	4 105
Lettable area, thous.sq.m.	2 328	2 287	2 338	2 309	2 232	2 072	2 106

Financing

The financing of Castellum as of 31 March, 2002 is summarized in the following graph:


Shareholders' equity
SEKm 3 739 (30 %)
Non interest-bearing liabilities
SEKm 837 (7 %)
Interest-bearing liabilities
SEKm 7 868 (63 %)

Shareholders´ equity

Shareholders' equity, after deduction for dividend, was SEK 3,739 million (3,843) representing an equity/assets ratio of 30 % (30). The dividend witch amounted to SEK 6.50 per share, a total of SEK 266 million, has been paid at 2 April, 2002.

The long-term goal is that the visible equity/assets ratio should not fall below 30 % and that the interest coverage ratio should not fall below 200 %. As a tool to regulate the company's capital structure, Castellum can repurchase its own shares up to a maximum of 10 percent of all shares in the company, i.e. a maximum of 2.3 million shares in addition to the 2 million shares which were repurchased earlier for SEK 194 million. No repurchase of our own shares has been made since 2000.

Interest-bearing liabilities

As of 31 March 2002, Castellum had binding credit agreements totalling SEK 9,846 million (9,893), of which SEK 7,868 million (8,254) were utilized. After the deduction of liquid assets of SEK 12 million (20), net interest-bearing items were SEK 7,856 million (8,234). The average duration of the credit agreements was 3.9 years. These guarantee credit for Castellum at a fixed margin during the life of the agreements.

The average effective interest rate as of 31 March 2002 was 5.7 % (5.8). The average fixed interest term on the same date was 2.5 years (2.3) and the share of loans with interest rate maturity during the next 12 months was 23 % (23). The interest rate maturity structure has been achieved through long fixed interest terms on underlying loans and by the extension of loans with short fixed interest terms through interest-swap agreements and collars. According to the Financial Policy, the average fixed interest term in the group will be 2-4 years.

Interest rate maturity and loan maturity structure on 31-03-2002

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0–1 year, incl. liquidity	1 823	5.5 %	1 332	92
1–2 years	1 814	5.6 %	14	14
2–3 years	1 460	6.1 %	25	25
3–4 years	1 300	6.0 %	1 250	1 250
4–5 years	909	5.7 %	7 209	6 459
5–10 years	550	5.8 %	16	16
Total	7 856	5.7 %	9 846	7 856




1A-B

Net Asset Value

As of 31 December 2001 all of Castellum's properties were valued after which Castellum's net asset value, after deduction of full tax of 28 % was calculated to SEK 6,993 million, equivalent to SEK 171 per share. On the basis of this valuation and considering the income for the period and dividend distributed, the net asset value as at 31 March 2002 is calculated to SEK 6,874 million, equivalent to SEK 168 per share. Investments made since the year-end have been valued at accrued expenses and have therefore not made an affect on the net asset value. Disposals of properties during the period, at prices exceeded the valuation at the year-end, have had positive affects on the net asset value.

Accounting principles

The accounting principles of Castellum remain unchanged compared with the previous year. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial Accounting Standards Council's Emergency group.

The parent company

Income after tax for the parent company, which only has group-wide functions, amounted to SEK 3 million (644), of which SEK 0 million (648) was dividend and group contribution from subsidiaries. Turnover, which consists mainly of intra-group services, was SEK 1 million (2).

Besides liquid assets of SEK 0 million (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEK 2,889 million (2,889) and interest-bearing internal financing of the subsidiaries was SEK 8,149 million (8,469). Financing has chiefly been provided through shareholders' equity of SEK 2,883 million (3,146) and external long-term liabilities of SEK 7,772 million (8,112).

Gothenburg, April 22, 2002

Lars-Erik Jansson
CEO



The company's auditors have not examined this Interim Report.

Income Statement

SEKm	2002 Jan-March	2001 Jan-March	Rolling 12 months April 01 – March 02	2001 Jan-Dec
Rental income	415	383	1 603	1 571
Operating expenses	– 90	– 83	– 285	– 278
Maintenance incl. tenant improvements	– 27	– 26	– 108	– 107
Ground rent	– 5	– 4	– 17	– 16
Real estate tax	– 16	– 15	– 58	– 57
Leasing and property administration	– 22	– 21	– 87	– 86
Net operating income before depreciation	**255**	**234**	**1 048**	**1 027**
Depreciation	– 28	– 27	– 109	– 108
Net operating income from property management	**227**	**207**	**939**	**919**
Property sales				
Net sales proceeds	305	223	717	635
Book value	– 192	– 140	– 558	– 506
Income from property sales	**113**	**83**	**159**	**129**
Central administrative expenses	– 13	– 15	– 65	– 67
Operating income	**327**	**275**	**1 033**	**981**
Net financial items	– 104	– 100	– 418	– 414
Income after net financial items	**223**	**175**	**615**	**567**
Current paid tax	–	–	–	–
Deferred tax	– 61	– 47	– 155	– 141
Net income for the period/year	**162**	**128**	**460**	**426**

Financial ratios

Income from property management, SEKm	110	92	456	438
Cash flow from property management, SEKm	138	119	565	546
Net operating income margin	61 %	61 %	65 %	65 %
Interest coverage ratio	233 %	219 %	235 %	232 %
Return on equity	10.5 %	9.1 %	12.6 %	11.4 %
Return on total capital	7.7 %	7.4 %	8.6 %	8.1 %
Borrowing ratio	64 %	67 %	64 %	66 %
Equity/assets ratio	30 %	30 %	30 %	30 %
Adjusted equity/assets ratio	41 %	41 %	41 %	41 %

Data per share

Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	3.95	3.12	11.22	10.39
Income from property management, SEK	2.68	2.24	11.12	10.68
Cash flow from property management, SEK	3.37	2.90	13.78	13.32
Number of outstanding shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Book value of real estate, SEK	296	276	296	297
Shareholders' equity, SEK	91	86	91	94
Net asset value, SEK	168	151	168	171

Balance Sheet

SEKm	2002 31 March	2001 31 March	2001 31 Dec
Assets			
Real estate	12 139	11 322	12 176
Deferred tax asset	66	221	127
Other fixed assets	68	57	55
Current receivables	159	89	339
Cash and bank	12	15	20
Total assets	**12 444**	**11 704**	**12 717**
Shareholders' equity and liabilities			
Shareholders' equity	3 739	3 544	3 843
Interest-bearing liabilities	7 868	7 607	8 254
Non-interest-bearing liabilities	837	553	620
Total shareholders' equity and liabilities	**12 444**	**11 704**	**12 717**

Changes in equity

SEKm	Number of outstanding shares, thousand	Share capital	Restricted reservs	Non-restricted equity	Total equity
Shareholders' equity 31-12-2000	41 000	86	20	3 536	3 642
Dividend (SEK 5.50 per share)	–	–	–	– 225	– 225
Net income for the year	–	–	–	426	426
Shareholders' equity 31-12-2001	41 000	86	20	3 737	3 843
Dividend (SEK 6.50 per share)	–	–	–	– 266	– 266
Net income for the period	–	–	–	162	162
Shareholders' equity 31-03-2002	41 000	86	20	3 633	3 739

Cash Flow Statement

SEKm	2002 Jan-March	2001 Jan-March	2001 Jan-Dec
Net operating income before depreciation	255	234	1 027
Central administrative expenses	– 13	– 15	– 67
Net financial items	– 104	– 100	– 414
Tax paid, income from property management	–	–	–
Cash flow from property management	**138**	**119**	**546**
Difference between interest paid and interest expenses	21	12	18
Change in working capital	– 80	– 27	21
Cash flow before investments	**79**	**104**	**585**
Real estate investments	– 182	– 444	– 1 741
Real estate sales	305	223	635
Change receivables/liabilities at sales/acquisitions of properties	190	– 13	– 249
Other net investments	–	– 2	– 5
Cash flow after investments	**392**	**– 132**	**– 775**
Change in long-term liabilities	– 386	362	1 009
Change in long-term receivables	– 14	0	–
Dividend	–	– 226	– 225
Change in cash and bank	**– 8**	**4**	**9**
Cash and bank opening balance	20	11	11
Cash and bank closing balance	**12**	**15**	**20**

The Castellum share

The Castellum share is listed on the Stockholmsbörsen (Stockholm Exchange) O-list, Attract 40. At the end of the period the company had about 7,600 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten largest Swedish shareholders can be seen from the table below.

Shareholders on 31-03-2002

	No. of shares Thousand	Percentage of voting rights and capital
Gamla Livförsäkringsaktiebolaget SEB Trygg Liv	1 955	4.8 %
Tredje AP-fonden	1 800	4.4 %
Andra AP-fonden	1 748	4.3 %
Livförsäkringsaktiebolaget Skandia	1 697	4.1 %
AFA Sjukförsäkrings AB (OM)	1 286	3.1 %
Laszlo Szombatfalvy	1 228	3.0 %
Fjärde AP-fonden	997	2.4 %
Sjätte AP-fonden	772	1.9 %
Handelsbanken Liv Försäkrings AB	638	1.6 %
SEB Sverige Aktiefond 1	624	1.5 %
Other shareholders registered in Sweden	16 450	40.1 %
Shareholders registered abroad	11 805	28.8 %
Total outstanding shares	41 000	100.0 %
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country as of 31 March 2002


Sweden 71 %
of which
Funds, insurance comp. etc 30 %
Private persons, private comp. 22 %
AP-funds 13 %
Trusts, associations etc 6 %
USA 10 %
UK 8 %
Netherlands 5 %
Other 6 %

The Castellum share price as at March 31, 2002 was SEK 116.50 equivalent to a market value of SEK 4.8 billion, calculated on the number of outstanding shares. During the last 12-month period the total yield has been 23.0 %, including dividend of SEK 6.50. During the same period the total yield of Stockholm Stock Exchange (SIX Return Index) was 1.2 % and in the Swedish real estate sectors (EPRA Sweden Return Index SEK) 14.3 %. The total yield for European listed real estate companies (EPRA Europe Return Index Euro) was 7.0 % during the period.

Since the beginning of the year, a total of 8.1 million shares were traded, equivalent to an average of approximately 130,000 shares per day. On an annual basis this is equivalent to a turnover of 79 %.

Share price trend and turnover since IPO 23 May 1997 until 18 April 2002


Turnover, million shares per month
Share price SEKr
Castellum share price
Castellum total yield
Stockholm Exchange SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month
1997
1998
1999
2000
2001
2002

Financial reporting

Half-Year Report 2002 January-June 2002	14 August 2002	
Interim Report January-September 2002	21 October 2002	
Year-end Report 2002	28 January 2003	

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, tel +46 31 60 74 00 or visit Castellum's website, www.castellum.se

Subsidiaries

Aspholmen Fastigheter AB
Elementvägen 14
SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00
Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013
SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00
Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725
SE-402 75 Göteborg, Sweden
Telephone +46 31-744 09 00
Fax +46 031-744 09 50
info@eklandia.se
www.eklandia.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158,
SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20
Fax +46 40-29 28 92
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Corallen
Flanaden 3
Box 148,
SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00
Fax +46 370-475 90
varnamo@corallen.se
www.corallen.se

Harry Sjögren AB
Flöjelbergsgatan 7 B,
SE-431 37 Mölndal, Sweden
Telephone +46 31-706 65 00
Fax +46 31-706 65 29
info@harry-sjoegren.se
www.harry-sjoegren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Göthenburg, Sweden • Office address Kaserntorget 5
Telephone +46 31 60 74 00 • Fax +46 31 13 17 55 • E-Mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

PRESS RELEASE

Gothenburg, June 3, 2002

Castellum sells properties with a capital gain of SEKm 20 and make investments for SEKm 101

The Real Estate Company Castellum has, through its subsidiaries, made disposals of properties at a total of SEKm 60 with a capital gain of SEKm 20. Castellum has also acquired properties at a total of SEKm 62 and started construction of new buildings at a total of SEKm 39.

Eklandia Fastighets AB has acquired a combined office and logistics property of 4,700 sq. m. at a total of SEKm 28. The property is located near E6 just north of Tingstadstunneln with good accessibility.

Aspholmen Fastigheter AB has started construction of an office and service building of 2,200 sq. m. at a total of SEKm 27. The property is built in the area of Boländerna in Uppsala. Aspholmen has also started a construction of a building of 1,900 sq. m. in Örebro that will contain premises for sale and storing as well as office premises. The total investment amounts to SEKm 12.

Fastighets AB Corallen has acquired two properties in the area of Västra Mark in Växjö at a total of SEKm 34. One is a warehouse and industrial property of 5,727 sq. m. and the other is an office and retail property of 2,954 sq. m.

Fastighets AB Briggen has sold a residential property of 2,971 sq. m. in Lund to a new tenant owners association. The sales price amounted to SEKm 28 with a capital gain of SEKm 6. Briggen has also sold a smaller property in Helsingborg at a sales price of SEKm 3 with a capital gain of SEKm 2.

Eklandia Fastighets AB has sold three residential properties at a total of 3,482 sq. m. in the eastern parts of Gothenburg. The total sales price amounted to SEKm 24 with a capital gain of SEKm 8.

Fastighets AB Brostaden has sold a smaller industrial property in Bromma, Stockholm. The sales price amounted to SEKm 5 with a capital gain of SEKm 4.

During the first five month Castellum has sold properties at a total of SEKm 382 with a capital gain of SEKm 141.

Castellum, which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises mainly commercial properties, amounts to 2.3 million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on the Stockholm Exchange O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 5

PRESS RELEASE

Gothenburg June 12, 2002

Eklandia will build business premises for Elanders

Eklandia Fastighets AB will build an infomediahouse for Elanders AB

Eklandia Fastighets AB, a wholly owned subsidiary to Castellum AB, have signed a lease contract with Elanders AB witch means that Eklandia will build an infomediahouse in Mölnlycke Business Park outside Gothenburg.

On one plot of land, owned by Eklandia and not yet built on, in Härryda municipality, there has been brought forward a solution which provide for Elanders requirement of business premises as well as office premises. The property will have an attractive location in direct connection to highway 40 at the roundabout to Mölnlycke. That means that the property will have a very good availability. The construction work will be started during July 2002 and the property is expected to be ready for moving in during December 2003. The property will have an area of 12,000 square metres, garage excluded. The investment is estimated to SEK 135 million.

Elanders have for a long period of time been looking for a location with good availability in order to gather parts of the Groups business in one place. The effects that achieves of being under the same roof is, among others, coordination of resources which means efficiency of capacity and optimizing of the production process.

Castellum, which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises mainly commercial properties, amounts to 2.3 million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen (Stockholm Exchange) O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO Castellum AB, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO Castellum AB, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Tage Christoffersson, Managing Director Eklandia Fastighets AB, +46 31 744 09 00 / mobile +46 705-84 04 89

PRESS RELEASE

Gothenburg, August 14, 2002

Earnings trend continues positive in Castellum

- **Net income after tax for the period amounted to SEK 276 million, equivalent to earnings per share of SEK 6.73 – an increase by 17 % compered with the same period previous year.**
- **Income from property management improved 18 % to SEK 242 million, equivalent to SEK 5.90 per share.**
- **During the period, 24 properties were sold for a total of SEK 383 million with a capital gain of SEK 142 million.**

Income from property management, i.e. net income excluding capital gains from property sales and tax amounted to SEK 242 million, equivalent to SEK 5.90 per share, which is an improvement of 18 % compared with the same period previous year. This improvement has mainly been achieved through management improvements, such as increased rental levels and effects from realized investments.

During the period January-June 2002, properties were sold for a total of SEK 383 million with a capital gain of SEK 142 million, compared with SEK 118 million during the corresponding period previous year. Acquisitions and investments in existing properties during the period amounted to SEK 616 million, compared with SEK 898 million during January-June 2001.

Net income after tax for January-June 2002 amounts to SEK 276 million compared with SEK 235 million, during the same period previous year. Earnings per share were SEK 6.73 compared with SEK 5.73 previous year. Cash flow from property management was SEK 299 million, equivalent to SEK 7.29 per share, compared with SEK 6.34 during the same period previous year.

– "The demand is still stable on Castellum's local markets and we have maintained the positive earnings trend in our current management", comments Castellum's CEO, Lars-Erik Jansson. "The market situation in Castellum's local markets however shows a larger dissimilarity than before, in both supply and demand as well as competition. Principally there is a continuing positive development in the number of inquiries", adds Lars-Erik Jansson.

Enclosed: Half-year Report January-June 2002

Castellum, which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises mainly commercial properties, amounts to 2.4 million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



During the spring 2002 the refurbishment of project Vimpeln in Uppsala was completed. The whole property, 2,300 sq.m. office premises and 700 sq.m. laboratories is rented by a biotechnic company.

Half-year Report January-June 2002

Income, costs and results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparisons are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management during the period, i.e. net income excluding capital gains from property sales and tax, amounted to SEK 242 million (205), equivalent to SEK 5.90 (5.00) per share. Improvement per share of 18 % has been achieved through management improvements, such as increased rental income and effects of realized investments. On average, the improvement has amounted to 22 % per year since the company was listed in 1997.

Income from property management per share, SEK



Isolated quarter, bars
Rolling annual value, line
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
1997
1998
1999
2000
2001
2002

Cash flow from property management amounted to SEK 299 million (260), equivalent to SEK 7.29 (6.34) per share – an improvement of 15 % compared with corresponding period previous year.

Net income for the period was SEK 276 million (235), representing earnings per share of SEK 6.73 (5.73) – an improvement of 17 %.

Rental income

Group rental income for the period was SEK 831 million (774). For office and retail properties, the average contracted rental level, incl. heating and real estate tax, amounts to SEK 1,022 per square metre, a rise of about 5 % for corresponding units compared with previous year. For warehouse and industrial properties, the corresponding rental level is SEK 564 per square metre, which is an increase of about 4 %. The increase of rental levels can chiefly be explained by the previous year's renegotiations and the indexation due to inflation the previous year.

In respect of the renegotiations during this year the second quarter follows the same pattern as the first quarter. Of the contracts that have maturity date during the nearest year the appraisal is that 60 % will be renegotiated whilst the rest will be prolonged on the same conditions and a small number will be determined for moving out. Renegotiations carried out so far have lead to increased rental values of in average 12–13 %.

The economic occupancy rate for warehouse and industrial properties has increased since turn of the year to 91.4 %. The occupancy rate for office and retail properties which amounted to 90.7 % is lower than earlier. The main reason is changes in the portfolio such as acquisitions of properties with vacancies and one completed not fully let larger property which has been transferred from project. Even after adjustments for changes in the portfolio the occupancy rate however is lower.

Net leasing (i.e. gross leasing minus contracts terminated) during the period has continued well, which means increased rental income of SEK 30 million (45) on an annual basis. The economic effect of net leasing however has been delayed due to the time between signing and mowing in which tenders to be longer and that moving out in some way goes faster which in a certain degree can explains in an increased number of bankruptcies.

The table on page 6 shows both the rental levels and the occupancy rates for both property categories and local markets.

Castellum has a wide risk spread in the commercial lease portfolio. The group has around 3,300 commercial leases, with a spread over many sectors and duration's.

The market situation in Castellum's local markets shows a larger dissimilarity than before, in both supply and demand as well as competition. Principally there is a continuing positive development in the number of inquiries and rental levels are continuing stabile. Of Castellum's local markets Greater Gothenburg appears to be the market that is most stabile and Greater Stockholm the one with highest instability.

Property costs

Property costs amounted to SEK 286 million (277) corresponding to SEK 244 per square metre (241). The level of property costs, which are considered to be at a normal level for the business, are dependent on the weather, which means that they vary between both different years and seasons of the year.

Net operating income before depreciation

Net operating income before depreciation was SEK 545 million (497), equivalent to a yield of 9.3 % (9.1).

Yield


10 %
9 %
8 %
7 %
6 %
5 %
6.7 %
7.5 %
8.1 %
8.4 %
8.9 %
9.1 %
1997
1998
1999
2000
2001
2002

Depreciation

Castellum's depreciation amounted to SEK 57 million (55). Depreciation consists mainly of 1 % depreciation in buildings.

Sale of properties

Castellum's strategy for growth includes selling "mature" fully let properties that cannot be given further value added through administration.

During the period, 24 properties (24) were sold for a total of SEK 383 million (424), with a capital gain of SEK 142 million (118). Of the sales during the period, 15 related to residential properties, entered at SEK 165 million and sold with a capital gain of SEK 72 million.

Central administrative expenses

Central administrative expenses were SEK 31 million (32). This includes costs for a profit and share price related incentive programme for senior management of SEK 5 million (4).

Net financial items

Net financial items were SEK –215 million (–205). The average interest rate level during the period was 5.8 %.

Tax

Because of the opportunity to carry out fiscally accelerated depreciation on the property portfolio and to use existing losses brought forward, there is no taxable result and therefore no paid tax costs. There is however a non cash flow affecting deferred tax cost of SEK 108 million (88) chiefly referring to the fiscally accelerated depreciation of the year and used tax losses brought forward. Remaining tax losses brought forward can be estimated to SEK 0.7 billion, whilst book value of the properties exceeds its value for tax purposes with SEK 0.6 billion.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated working areas with good communications and services in larger towns. Castellum's remaining residential properties are located in central attractive sites mainly in Gothenburg and Helsingborg.

Investments and sales

During the period the following changes in the real estate portfolio have occurred.

Changes in real estate portfolio

	Book value SEKm	Number
Real estate portfolio 01-01-2002	12 176	526
+ Acquisitions	293	8
+ Investments in existing properties	323	–
– Sales	– 241	– 24
– Depreciation	– 55	–
Real estate portfolio 30-06-2002	12 496	510

During the period investments totalling SEK 616 million (898) were made. Of the total investments, SEK 266 million related to Greater Gothenburg, SEK 138 million to the Öresund Region, SEK 106 million to Western Småland SEK 75 million to Greater Stockholm and SEK 31 million to Mälardalen.

The larger completed project as well as ongoing projects are shown in the following table.

Investment

SEKm	Up to 30 June, 2002	Remaining	To be completed
Completed projects			
Forskaren, Lund	254		Quarter 1 2002
Vimpeln, Uppsala	40		Quarter 1 2002
Trucken, Borås	26		Quarter 1 2002
Ekenäs, Stockholm	202		Quarter 2 2002
Ongoing projects			
Hälsingland, Malmö	70	9	Successively during 2002
Citygallerian/Hansa-compagniet, Malmö	96	20	Quarter 2 – 4 2002
Anisen, Gothenburg	9	23	Quarter 1 2003
Solsten, Gothenburg	2	126	Quarter 4 2003

Real estate portfolio as at 30 June 2002 (List of properties see www.castellum.se)

	No. of properties	Area sq.m.	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Operating expenses, maintenance SEKm	*Operating expenses, maintenance SEK/sq.m.*	Net operating income SEKm	Yield
Office/Retail												
Greater Gothenburg	63	277	2 168	*7 815*	142	*1 023*	92.4 %	131	33	*234*	98	9.1 %
Öresund Region	35	199	1 727	*8 693*	113	*1 137*	92.7 %	105	29	*291*	76	8.8 %
Greater Stockholm	37	241	1 694	*7 042*	146	*1 217*	88.0 %	129	40	*332*	89	10.5 %
Western Småland	29	159	802	*5 043*	63	*794*	88.6 %	56	18	*227*	38	9.5 %
Mälardalen	42	182	1 028	*5 642*	76	*840*	91.5 %	70	21	*233*	49	9.5 %
Sum office/retail	**206**	**1 058**	**7 419**	***7 013***	**540**	***1 022***	**90.7 %**	**491**	**141**	***266***	**350**	**9.4 %**
Warehouse/Industrial												
Greater Gothenburg	81	399	1 567	*3 924*	113	*564*	93.1 %	105	23	*116*	82	10.4 %
Öresund Region	31	203	595	*2 940*	56	*553*	91.2 %	51	14	*138*	37	12.5 %
Greater Stockholm	28	164	628	*3 833*	61	*741*	92.8 %	57	20	*236*	37	11.8 %
Western Småland	36	194	422	*2 180*	41	*426*	88.1 %	36	6	*65*	30	14.3 %
Mälardalen	24	121	357	*2 940*	34	*565*	87.9 %	30	7	*113*	23	13.0 %
Sum warehouse/industrial	**200**	**1 081**	**3 569**	***3 303***	**305**	***564***	**91.4 %**	**279**	**70**	***129***	**209**	**11.7 %**
Residential												
Gothenburg	34	50	309	*6 153*	22	*892*	98.3 %	22	9	*362*	13	8.4 %
Helsingborg	22	68	467	*6 859*	30	*870*	98.3 %	29	10	*303*	19	8.0 %
Other	1	2	7	*3 648*	1	*673*	63.3 %	0	0	*320*	0	2.9 %
Sum residential	**57**	**120**	**783**	***6 513***	**53**	***876***	**97.9 %**	**51**	**19**	***328***	**32**	**8.1 %**
Sum	**463**	**2 259**	**11 771**	***5 212***	**898**	***795***	**91.4 %**	**821**	**230**	***204***	**591**	**10.0 %**
Leasing and property administration costs									46	*40*	– 46	– 0.7 %
Net operating income/yield after leasing and property administration costs									**276**	***244***	**545**	**9.3 %**
Development projects	18	107	595	–	23	–	–	15	8	–	7	–
Undeveloped land	29	–	130	–	–	–	–	–	–	–	–	–
Total	**510**	**2 366**	**12 496**	**–**	**921**	**–**	**–**	**836**	**284**	**–**	**552**	**–**

The above table relates to the properties owned by Castellum at the end of the period. The discrepancy between the net operating income of SEK 552 million accounted for above and the net operating income of SEK 545 million in the income statement is explained by the deduction of the net operating income of SEK 4 million on properties sold during the period, as well as the adjustment of the net operating income of SEK 11 million on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

Rental value, by property type excl. projects


Office/Retail 60 %
Warehouse/ Industrial 34 %
Residential 6 %

Rental value, by geographical area excl. projects


Greater Gothenburg 31 %
Öresund Region 22 %
Western Småland 12 %
Greater Stockholm 23 %
Mälardalen 12 %

Property-related ratios

	2002 Jan-June	2001 Jan-June	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	795	740	747	694	665	656	641
Economic occupancy rate	91.4 %	92.9 %	93.0 %	92.4 %	91.3 %	89.7 %	88.6 %
Property costs, SEK/sq.m.	244	241	237	225	231	248	261
Net operating income, SEK/sq.m.	482	446	457	416	376	342	307
Yield	9.3 %	9.1 %	9.1 %	8.9 %	8.4 %	8.1 %	7.5 %
Book value, SEK/sq.m.	5 212	4 877	4 994	4 694	4 470	4 211	4 105
Lettable area, thous.sq.m.	2 366	2 313	2 338	2 309	2 232	2 072	2 106

Financing

The financing of Castellum as of 30 June, 2002 is summarized in the following graph:


Shareholders' equity
SEKm 3 853 (30 %)
Non interest-bearing liabilities
SEKm 648 (5 %)
Interest-bearing liabilities
SEKm 8 192 (65 %)

Shareholders' equity

Shareholders' equity, after deduction for dividend, was SEK 3,853 million (3,843) representing an equity/assets ratio of 30 % (30). The dividend which amounted to SEK 6.50 per share, a total of SEK 266 million, has been paid at 2 April, 2002.

The long-term goal is that the visible equity/assets ratio should not fall below 30 % and that the interest coverage ratio should not fall below 200 %. As a tool to regulate the company's capital structure, Castellum can repurchase its own shares up to a maximum of 10 % of all shares in the company, i.e. a maximum of 2.3 million shares in addition to the 2 million shares which were repurchased earlier for SEK 194 million. No repurchase of our own shares has been made since 2000.

Interest-bearing liabilities

As of 30 June 2002, Castellum had binding credit agreements totalling SEK 10,236 million (9,893), of which SEK 8,192 million (8,254) were utilized. After the deduction of liquid assets of SEK 21 million (20), net interest-bearing items were SEK 8,171 million (8,234). During the period Castellum has entered a new 5-year credit agreement with a combine of Swedish and foreign banks at a total of SEK 1.2 billion, which is secured by financial key ratios. SEK 0.6 billion of Castellums existing credit frames has been prolonged to 2008. The average duration of the credit agreements was 4.1 years. These guarantee credit for Castellum at a fixed margin during the life of the agreements.

The average effective interest rate as of 30 June 2002 was 5.8 % (5.8). The average fixed interest term on the same date was 2.8 years (2.3) and the share of loans with interest rate maturity during the next 12 months was 29 % (23). According to the Financial Policy, the average fixed interest term in the group will be 2–4 years.

Interest rate maturity and loan maturity structure on 30-06-2002

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0–1 year, incl. liquidity	2 394	5.6 %	845	280
1–2 years	2 033	5.7 %	33	33
2–3 years	485	5.8 %	–	–
3–4 years	1 052	5.9 %	1 252	1 252
4–5 years	807	5.7 %	7 506	6 006
5–10 years	1 400	6.2 %	600	600
Total	8 171	5.8 %	10 236	8 171


Sotaren 4 Arabygatan 82, Växjö



Heliumgasen Neongatan 4B, Mölndal

Net Asset Value

As of 31 December 2001 all of Castellum's properties were valued after which Castellum's net asset value, after deduction of full tax of 28 % was calculated to SEK 6,993 million, equivalent to SEK 171 per share. On the basis of this valuation and considering the income for the period and dividend distributed, the net asset value as at 30 June 2002 is calculated to SEK 6,994 million, equivalent to SEK 171 per share. Investments made since the year-end have been valued at accrued expenses and have therefore not made an affect on the net asset value. Disposals of properties during the period, at prices exceeding the valuation at the year-end, have had positive affects on the net asset value.

Accounting principles

The accounting principles of Castellum remain unchanged compared with the previous year. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial Accounting Standards Council's Emergency group.

The parent company

Income after tax for the parent company, which only has group-wide functions, amounted to SEK –4 million (640), of which SEK 0 million (648) was dividend and group contribution from subsidiaries. Turnover, which consists mainly of intra-group services, was SEK 3 million (4).

Besides liquid assets of SEK 0 million (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEK 2,889 million (2,889) and interest-bearing internal financing of the subsidiaries was SEK 8,218 million (8,469). Financing has chiefly been provided through shareholders' equity of SEK 2,876 million (3,146) and external long-term liabilities of SEK 8,106 million (8,112).

Gothenburg, August 14, 2002

Lars-Erik Jansson
CEO

Auditor´s report

We have carried out a review of this interim report in compliance with the recommendation issued by FAR. A review is very limited compared with an audit. Nothing has been found to indicate that the interim report does not comply with the requirements of the Swedish Annual Accounts Act.

Gothenburg, August 14, 2002

Ulf Egenäs
Authorized Public Accountant

Caj Nackstad
Authorized Public Accountant

Income Statement

SEKm	2002 April-June	2001 April-June	2002 Jan-June	2001 Jan-June	Rolling 12 months July 01 – June 02	2001 Jan-Dec
Rental income	416	391	831	774	1 628	1 571
Operating expenses	– 62	– 63	– 152	– 146	– 284	–278
Maintenance incl. tenant improvements	– 20	–24	– 47	–50	– 104	–107
Ground rent	– 4	– 4	– 9	– 8	– 17	– 16
Real estate tax	– 16	– 14	– 32	– 29	– 60	– 57
Leasing and property administration	– 24	– 23	– 46	– 44	– 88	– 86
Net operating income before depreciation	**290**	**263**	**545**	**497**	**1 075**	**1 027**
Depreciation	– 29	– 28	– 57	– 55	– 110	– 108
Net operating income from property management	**261**	**235**	**488**	**442**	**965**	**919**
Property sales						
Net sales proceeds	78	201	383	424	594	635
Book value	– 49	– 166	– 241	– 306	– 441	– 506
Income from property sales	**29**	**35**	**142**	**118**	**153**	**129**
Central administrative expenses	– 18	– 17	– 31	– 32	– 66	– 67
Operating income	**272**	**253**	**599**	**528**	**1 052**	**981**
Net financial items	– 111	– 105	– 215	– 205	– 424	– 414
Income after net financial items	**161**	**148**	**384**	**323**	**628**	**567**
Current paid tax	–	–	–	–	–	–
Deferred tax	– 47	– 41	– 108	– 88	– 161	– 141
Net income for the period/year	**114**	**107**	**276**	**235**	**467**	**426**

Financial ratios

	2002 April-June	2001 April-June	2002 Jan-June	2001 Jan-June	Rolling 12 months July 01 – June 02	2001 Jan-Dec
Income from property management, SEKm	132	113	242	205	475	438
Cash flow from property management, SEKm	161	141	299	260	585	546
Net operating income margin	70 %	67 %	66 %	64 %	66 %	65 %
Interest coverage ratio	245 %	234 %	239 %	227 %	238 %	232 %
Return on equity			11.7 %	10.5 %	12.4 %	11.4 %
Return on total capital			8.3 %	8.0 %	8.5 %	8.1 %
Borrowing ratio			66 %	66 %	66 %	66 %
Equity/assets ratio			30 %	30 %	30 %	30 %
Adjusted equity/assets ratio			41 %	41 %	41 %	41 %

Data per share

	2002 April-June	2001 April-June	2002 Jan-June	2001 Jan-June	Rolling 12 months July 01 – June 02	2001 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	2.78	2.61	6.73	5.73	11.39	10.39
Income from property management, SEK	3.22	2.76	5.90	5.00	11.59	10.68
Cash flow from property management, SEK	3.93	3.44	7.29	6.34	14.27	13.32
Number of outstanding shares, thousand			*41 000*	*41 000*	*41 000*	*41 000*
Book value of real estate, SEK			305	283	305	297
Shareholders' equity, SEK			94	89	94	94
Net asset value, SEK			171	154	171	171

Balance Sheet

SEKm	2002 30 June	2001 30 June	2001 31 Dec
Assets			
Real estate	12 496	11 584	12 176
Deferred tax asset	19	180	127
Other fixed assets	78	56	55
Current receivables	79	152	339
Cash and bank	21	11	20
Total assets	**12 693**	**11 983**	**12 717**
Shareholders' equity and liabilities			
Shareholders' equity	3 853	3 651	3 843
Interest-bearing liabilities	8 192	7 726	8 254
Non-interest-bearing liabilities	648	606	620
Total shareholders' equity and liabilities	**12 693**	**11 983**	**12 717**

Changes in equity

SEKm	Number of outstanding shares, thousand	Share capital	Restricted reservs	Non-restricted equity	Total equity
Shareholders' equity 31-12-2000	41 000	86	20	3 536	3 642
Dividend (SEK 5.50 per share)	–	–	–	– 225	– 225
Net income for the year	–	–	–	426	426
Shareholders' equity 31-12-2001	41 000	86	20	3 737	3 843
Dividend (SEK 6.50 per share)	–	–	–	– 266	– 266
Net income for the period	–	–	–	276	276
Shareholders' equity 30-06-2002	41 000	86	20	3 747	3 853

Cash Flow Statement

SEKm	2002 Jan-June	2001 Jan-June	2001 Jan-Dec
Net operating income before depreciation	545	497	1 027
Central administrative expenses	– 31	– 32	– 67
Net financial items	– 215	– 205	– 414
Tax paid, income from property management	–	–	–
Cash flow from property management	**299**	**260**	**546**
Difference between interest paid and interest expenses	34	32	18
Change in working capital	– 21	– 25	21
Cash flow before investments	**312**	**267**	**585**
Real estate investments	– 616	– 898	– 1 741
Real estate sales	383	424	635
Change receivables/liabilities at sales/acquisitions of properties	275	– 45	– 249
Other net investments	– 1	– 3	– 5
Cash flow after investments	**353**	**– 255**	**– 775**
Change in long-term liabilities	– 62	481	1 009
Change in long-term receivables	– 24	0	–
Dividend	– 266	– 226	– 225
Change in cash and bank	**1**	**0**	**9**
Cash and bank opening balance	20	11	11
Cash and bank closing balance	**21**	**11**	**20**

The Castellum share

The Castellum share is listed on the Stockholmsbörsen (Stockholm Exchange) O-list, Attract 40. At the end of the period the company had about 7,600 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten largest Swedish shareholders can be seen from the table below.

Shareholders on 30-06-2002

	No. of shares Thousand	Percentage of voting rights and capital
Gamla Livförsäkringsaktiebolaget SEB Trygg Liv	2 012	4.9 %
Tredje AP-fonden	1 900	4.6 %
Andra AP-fonden	1 673	4.1 %
Livförsäkringsaktiebolaget Skandia	1 841	4.5 %
AFA Sjukförsäkrings AB (OM)	1 410	3.4 %
Laszlo Szombatfalvy	1 300	3.2 %
Fjärde AP-fonden	1 152	2.8 %
Sjätte AP-fonden	647	1.6 %
Handelsbanken Liv Försäkrings AB	638	1.6 %
SEB Sverige Aktiefond 1	557	1.4 %
Other shareholders registered in Sweden	14 776	36.0 %
Shareholders registered abroad	13 094	31.9 %
Total outstanding shares	41 000	100.0 %
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country as of 30 June 2002


Sweden 68 %
of which
Funds, insurance comp. etc 29 %
Private persons, private comp. 20 %
AP-funds 13 %
Trusts, associations etc 6 %
USA 10 %
UK 11 %
Netherlands 5 %
Other 6 %

The Castellum share price as at June 30, 2002 was SEK 126.00 equivalent to a market value of SEK 5.2 billion, calculated on the number of outstanding shares. During the last 12-month period the total yield has been 23.8 %, including dividend of SEK 6.50. During the same period the total yield of Stockholm Stock Exchange (SIX Return Index) was –24.1 % and in the Swedish real estate sectors (EPRA Sweden Return Index SEK) 8.9 %. The total yield for European listed real estate companies (EPRA Europe Return Index Euro) was 1.1 % during the period.

Since the beginning of the year, a total of 13.6 million shares were traded, equivalent to an average of approximately 111,000 shares per day. On an annual basis this is equivalent to a turnover of 66 %.

Share price trend and turnover since IPO 23 May 1997 until 9 August 2002


Turnover, million shares per month
Share price SEK
26
24
22
20
18
16
14
12
10
8
6
4
2
0
170
160
150
140
130
120
110
100
90
80
70
60
50
40
Castellum share price
Castellum share price + dividend
Stockholm Exchange SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month
5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8
1997
1998
1999
2000
2001
2002

Financial reporting

Interim Report January-September 2002	21 October 2002	*For further information please*
Year-end Report 2002	28 January 2003	*contact Lars-Erik Jansson, CEO or*
Annual General Meeting	20 March 2003	*Håkan Hellström, CFO/deputy CEO,*
Interim Report January-March 2003	23 April 2003	*tel +46 31 60 74 00*
Half-year Report January-June 2003	13 August 2003	*or visit Castellum's website,*
Interim Report January-September 2003	21 October 2003	*www.castellum.se*
Year-end Report 2003	27 January 2004	

Subsidiaries

Aspholmen Fastigheter AB
Elementvägen 14
SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00
Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013
SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00
Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725
SE-402 75 Göteborg, Sweden
Telephone +46 31-744 09 00
Fax +46 031-744 09 50
info@eklandia.se
www.eklandia.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158,
SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20
Fax +46 40-29 28 92
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Corallen
Flanaden 3
Box 148,
SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00
Fax +46 370-475 90
varnamo@corallen.se
www.corallen.se

Harry Sjögren AB
Flöjelbergsgatan 7 B,
SE-431 37 Mölndal, Sweden
Telephone +46 31-706 65 00
Fax +46 31-706 65 29
info@harry-sjoegren.se
www.harry-sjoegren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Office address Kaserntorget 5
Telephone +46 31 60 74 00 • Fax +46 31 13 17 55 • E-Mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550